                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                  RULE 13d-102

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)*

                          HARRAH'S ENTERTAINMENT, INC.
                          ----------------------------
                                (Name of Issuer)

                                     COMMON
                                     ------
                         (Title of Class of Securities)

                                   413619 10 7
                                   -----------
                                 (CUSIP Number)

                                DECEMBER 31, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               |X| Rule 13d-1 (b)

                               |_| Rule 13d-1 (c)

                               |_| Rule 13d-1 (d)

-----------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages


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  --------------------------------------
  CUSIP No. 413619 10 7

  --------------------------------------


-------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     TRUSTEES OF THE HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN 62-1412645
-------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (a) |_| N/A

                                                      (b) |_| N/A
-------------------------------------------------------------------------------
3    SEC Use Only

-------------------------------------------------------------------------------
4    Citizenship or Place of Organization

     TRUST ORGANIZED UNDER THE LAWS OF TENNESSEE

-------------------------------------------------------------------------------
                                5     Sole Voting Power
         Number Of
                                                   0 (1)
                             --------------------------------------------------
          Shares                6     Shared Voting Power
       Beneficially
         Owned By
                                           5,067,157 (1)

                             --------------------------------------------------
           Each                 7     Sole Dispositive Power
         Reporting
          Person
                                                   0 (1)
                             --------------------------------------------------
           With                 8     Shared Dispositive Power

                                                   0 (1)
-------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

     5,067,157 SHARES
-------------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares*

-------------------------------------------------------------------------------
11   Percent of Class Represented By Amount in Row 9

     4.07%
-------------------------------------------------------------------------------
12   Type of Reporting Person*

     EP
-------------------------------------------------------------------------------

------------
(1)  See Exhibit A

                                Page 2 of 7 Pages


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1(a)         Name of Issuer

                  HARRAH'S ENTERTAINMENT, INC.

ITEM 1(b)         Address of Issuer's Principal Executive Offices

                  5100 WEST SAHARA BOULEVARD
                  LAS VEGAS, NV  89146

ITEM 2(a)         Name of Person Filing

                  TRUSTEES OF THE HARRAH'S ENTERTAINMENT, INC.
                  SAVINGS AND RETIREMENT PLAN

ITEM 2(b)         Address of Principal Business Office or Residence

                  1023 CHERRY ROAD
                  MEMPHIS, TN  38117

ITEM 2(c)         Citizenship

                  TRUST ORGANIZED UNDER THE LAWS OF TENNESSEE

ITEM 2(d)         Title of Class of Securities

                  COMMON

ITEM 2(3)         CUSIP Number

                  413619 10 7

                                Page 3 of 7 Pages


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a

        (a)  (   )  Broker or Dealer registered under Section 15 of the Act
        (b)  (   )  Bank as defined in Section 3(a)(6) of the Act
        (c)  (   )  Insurance Company as defined in Section 3(a)(19)  of the Act
        (d)  (   )  Investment Company registered under Section 8 of the
                        Investment Company Act
        (e)  (   )  Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940
        (f)  ( X )  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see[167] 240.13d-1(b)(1)
                        (ii)(F)
        (g)  (   )  Parent Holding Company, in accordance with[167]240.13d-1(b)
                        (ii)(G)  (Note:  See Item 7)
        (h)  (   )  Group, in accordance with Section 240.13d-1(b)(ii)(H)

ITEM 4  Ownership

        (a)   Amount Beneficially Owned

               5,067,157 SHARES

        (b)   Percent of Class

               4.07%

        (c)    Number of shares as to which such person has

               (i)    sole power to vote or to direct the vote: 0
               (ii)   shared power to vote or to direct the vote: 5,067,157
               (iii)  sole power to dispose or to direct the disposition of: 0
               (iv)   shared power to dispose or to direct the disposition of: 0

           SEE EXHIBIT A.

ITEM 5  Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the securities, check the following ( X ).

                                Page 4 of 7 Pages


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 6        Ownership of More than Five Percent on Behalf of Another Person

                                  SEE EXHIBIT A

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                                 NOT APPLICABLE

ITEM 8        Identification and Classification of Members of the Group

                                 NOT APPLICABLE

ITEM 9        Notice of Dissolution of Group

                                 NOT APPLICABLE

ITEM 10       Certification

              BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED AND ARE HELD IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

              AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

FEBRUARY 11, 2000
-----------------
Date

/s/ Marilyn G. Winn
---------------------------
Signature

MARILYN WINN, AUTHORIZED TRUSTEE
--------------------------------
Name/Title

                                Page 5 of 7 Pages


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                                                                       EXHIBIT A

ITEM 4 - OWNERSHIP

         The participants in the Harrah's Entertainment, Inc. Savings and Retirement Plan have the right to direct the disposition of the securities held in their accounts by changing their investment elections and withdrawing or borrowing funds from their accounts pursuant to the terms of the Plan. No one participant has such rights with respect to more than 5% of the security class.

         Participants in the Plan have the right to instruct the trustees how to vote the securities allocated to their Plan accounts. The trustees have the right to vote any securities for which instructions are not received.

         The trustees do not have investment power over any of the shares listed. Pursuant to the terms of the Plan, the participants in the Plan have the right to direct the disposition of the securities held in their respective accounts and to direct the trustees in writing as to how to respond to a tender offer evidenced by the filing of a statement on Schedule 14D-1 or similar transaction. No participant has such rights with respect to more than 5% of the security class.

         The trustees of the Plan are Patrick Dennehy, Joseph A. Domenico, Tom Jenkin, Dee A. Wallace, Marilyn G. Winn, Herbert R. Wolfe and Judy T. Wormser.

                                Page 6 of 7 Pages


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                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                            CERTIFICATE OF SECRETARY

         I, Vincent G. De Young, the duly authorized and acting Secretary of the Harrah's Entertainment, Inc. Savings and Retirement Plan (the "Plan"), do hereby certify that by resolution of the Trustees of the Plan on July 25, 1997, any Trustee of the Plan and the Director of the Plan, Ken Billett, are each authorized to execute filings with the Securities and Exchange Commission.

         WITNESS MY SIGNATURE this 11th day of February, 2000.

                                   /s/ Vincent G. De Young
                                   -------------------------------------------
                                   Vincent G. De Young, Secretary
                                   Harrah's Entertainment, Inc.
                                   Savings and Retirement Plan

                                Page 7 of 7 Pages